FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 4 September 2004 – 10 September 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous
1.1	Appendix 3Y Change of Director’s Interest Notice
1.2	Appendix 3Y Change of Director’s Interest Notice

Exhibit 1.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELECOM CORPORATION OF NEW ZEALAND LIMITED

ABN 050 611 277

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	THERESA GATTUNG

Date of last notice	N/A

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	1 SEPTEMBER 2004

No. of securities held prior to change	2,730,388

Class	ORDINARY SHARES SUBJECT TO PERFORMANCE INCENTIVE SCHEME

Number acquired	74,065

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$439,200

No. of securities held after change	2,804,453

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	GRANT OF 74,065 SHARES UNDER THE PERFORMANCE INCENTIVE SCHEME

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Exhibit 1.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELECOM CORPORATION OF NEW ZEALAND LIMITED

ABN 050 611 277

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	THERESA GATTUNG

Date of last notice	N/A

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	1 SEPTEMBER 2004

No. of securities held prior to change	2,230,388

Class	OPTIONS UNDER PERFORMANCE OPTION SCHEME

Number acquired	500,000

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	SERVICES TO TELECOM

No. of securities held after change	2,730,388

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	GRANT OF 500,000 OPTIONS UNDER THE PERFORMANCE OPTION SCHEME

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	10 September 2004